UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

PUTNAM MUNICIPAL OPPORTUNITIES TRUST
 (Name of Subject Company (Issuer))

Remarketed Preferred Shares, Series B and C, Without Par
(Title of Class of Securities)

746922-30-1
746922-40-0
(CUSIP Number of Class of Securities)

Robert T. Burns, Vice President
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Bryan Chegwidden, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$160,517,875 (a)	$18,604.02 (b)

(a)
Calculated as the aggregate maximum purchase price to be paid for 3,417 Series B shares and 3,737 Series C shares in the offer, based upon a price of 89.75% of the liquidation preference of $25,000 per share (or $22,437.50 per share).

(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,604.02	Filing Party: Putnam Municipal Opportunities Trust
Form or Registration No.: Schedule TO	Date Filed: July 10, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission by Putnam Municipal Opportunities Trust, a closed-end investment company registered under the Investment Company Act of 1940, as amended, and organized as a Massachusetts business trust (“PMO”), on July 10, 2017, as amended by Amendment No. 1 filed on August 7, 2017, in connection with PMO’s offer to purchase, for cash, up to 100% of its outstanding Remarketed Preferred Shares, Series B and C (the “Preferred Stock”), at a price per share equal to 89.75% of the liquidation preference of $25,000 per share (or $22,437.50 per share), subject to the terms and conditions set forth in the Offer to Purchase dated July 10, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

This Amendment is the final amendment to the Schedule TO and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Filed herewith as Exhibit (a)(5)(iv) and incorporated by reference is a copy of the press release issued by PMO dated August 10, 2017, announcing the results of its Offer.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(iv)	Press release dated August 10, 2017 announcing the results of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUTNAM MUNICIPAL OPPORTUNITIES TRUST

By:	/s/ Robert T. Burns
Name:	Robert T. Burns
Title:	Vice President

Date: August 10, 2017

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(i)*	Offer to Purchase dated July 10, 2017.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(i)*	Press Release issued on May 25, 2017 is incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed on May 25, 2017.
(a)(5)(ii)*	Press Release issued on July 10, 2017.
(a)(5)(iii)*	Press Release issued on August 7, 2017, announcing the extension of the Offer.
(a)(5)(iv)**	Press Release issued on August 10, 2017, announcing the results of the Offer.
(d)(i)*	Standstill Agreement dated May 24, 2017

*	Previously filed.
**	Filed herewith.